UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CELSION CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

15117n305
(CUSIP Number)

The Mangrove Partners Fund, L.P.
c/o Mangrove Partners
10 East 53rd Street
31st Floor
New York, New York 10022
Attention:  Ward Dietrich
(646) 470-9450
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Jonathan Baum
Avenir Law
39 Hollenbeck Avenue
Great Barrington, Massachusetts 01230
(413) 528-7980

December 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 15117n305	Page 2 of 9 Pages

	(1) Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).	The Mangrove Partners Fund, L.P. 27-2067192
	(2) Check the appropriate box if a member of a group	(a) ☒ (b) ☐
(3) SEC use only
	(4) Source of funds	WC
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization	Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	0
	(8) Shared voting power	2,095,017*
	(9) Sole dispositive power	0
	(10) Shared dispositive power	2,095,017*
	(11) Aggregate amount of beneficially owned by each reporting person	2,095,017*
	(12) Check if the aggregate amount in Row (11) excludes certain shares	☐
	(13) Percent of class represented by amount in Row (11)	7.85%**
	(14) Type of reporting person	PN
*           Of the 2,095,017 shares of Common Stock for which beneficial ownership is claimed, 357,100 shares represent shares of Common Stock which may be acquired upon the exercise of options.

**        The ownership percentage is calculated based on 26,689,725 shares of Common Stock outstanding as of November 9, 2011, as reported in the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2011, filed with the Securities and Exchange Commission on November 10, 2011.

SCHEDULE 13D
CUSIP No. 15117n305	Page 3 of 9 Pages

	(1) Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).	Mangrove Partners 98-0652572
	(2) Check the appropriate box if a member of a group	(a) ☒ (b) ☐
(3) SEC use only
	(4) Source of funds	AF
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	0
	(8) Shared voting power	2,095,017*
	(9) Sole dispositive power	0
	(10) Shared dispositive power	2,095,017*
	(11) Aggregate amount of beneficially owned by each reporting person	2,095,017*
	(12) Check if the aggregate amount in Row (11) excludes certain shares	☐
	(13) Percent of class represented by amount in Row (11)	7.85%**
	(14) Type of reporting person*	OO
*           Of the 2,095,017 shares of Common Stock for which beneficial ownership is claimed, 357,100 shares represent shares of Common Stock which may be acquired upon the exercise of options.

**        The ownership percentage is calculated based on 26,689,725 shares of Common Stock outstanding as of November 9, 2011, as reported in the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2011, filed with the Securities and Exchange Commission on November 10, 2011.

SCHEDULE 13D
CUSIP No. 15117n305	Page 4 of 9 Pages

	(1) Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).	Mangrove Capital 98-0652571
	(2) Check the appropriate box if a member of a group	(a) ☒ (b) ☐
(3) SEC use only
	(4) Source of funds	AF
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	0
	(8) Shared voting power	2,095,017 *
	(9) Sole dispositive power	0
	(10) Shared dispositive power	2,095,017*
	(11) Aggregate amount of beneficially owned by each reporting person	2,095,017*
	(12) Check if the aggregate amount in Row (11) excludes certain shares	☐
	(13) Percent of class represented by amount in Row (11)	7.85%**
	(14) Type of reporting person	OO
*           Of the 2,095,017 shares of Common Stock for which beneficial ownership is claimed, 357,100 shares represent shares of Common Stock which may be acquired upon the exercise of options.

**        The ownership percentage is calculated based on 26,689,725 shares of Common Stock outstanding as of November 9, 2011, as reported in the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2011, filed with the Securities and Exchange Commission on November 10, 2011.

SCHEDULE 13D
CUSIP No. 15117n305	Page 5 of 9 Pages

	(1) Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).	Nathaniel August
	(2) Check the appropriate box if a member of a group*	(a) ☒ (b) ☐
(3) SEC use only
	(4) Source of funds	AF
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization	United States of America
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	0
	(8) Shared voting power	2,095,017*
	(9) Sole dispositive power	0
	(10) Shared dispositive power	2,095,017*
	(11) Aggregate amount of beneficially owned by each reporting person	2,095,017*
	(12) Check if the aggregate amount in Row (11) excludes certain shares	☐
	(13) Percent of class represented by amount in Row (11)	7.85%**
	(14) Type of reporting person	IN
*           Of the 2,095,017 shares of Common Stock for which beneficial ownership is claimed, 357,100 shares represent shares of Common Stock which may be acquired upon the exercise of options.

**        The ownership percentage is calculated based on 26,689,725 shares of Common Stock outstanding as of November 9, 2011, as reported in the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2011, filed with the Securities and Exchange Commission on November 10, 2011.

SCHEDULE 13D
CUSIP No. 15117n305	Page 6 of 9 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed with respect to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of Celsion Corporation., a Delaware corporation (the “Issuer” or the “Company”). This Amendment No. 2 amends Items 3, 4 and 5 of the Schedule 13D originally filed on September 26, 2011 and as amended on September 30, 2011.

Item 3 Source and Amount of Funds or Other Consideration.

As of the date of this Amendment No. 2, Mangrove Fund owns 1,737,917 shares of Common Stock, purchased for an aggregate price of $5,293,249.45 and options to acquire 357,100 shares of Common Stock, purchased for an aggregate price of $128,528.71. No other Common Stock or Common Stock equivalent is owned by any Reporting Person.

Item 4 Purpose of Transaction.

On December 1, 2011, Mangrove Partners on behalf of The Mangrove Partners Fund, L.P. delivered a letter to the Issuer requesting, among other things, that the Issuer immediately appoint two designees of Mangrove Partners to the Board, hire an independent investment bank to explore all strategic alternatives, and set measurable goals for management that carry the potential for termination if they are not met (the “December 1 Letter”, attached as Exhibit 99.1).

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer concerning Board composition and the issues set forth in the December 1 Letter, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5 Interest in Securities of the Issuer.

(a)-(b) As of the date of this Amendment No. 2, Mangrove Fund has shared voting and dispositive power with respect to 2,095,017 shares of Common Stock (of which 357,100 shares represent shares of Common Stock which may be acquired upon the exercise of options), representing approximately 7.85% of the 26,689,725  shares of Common Stock outstanding as of November 9, 2011, as reported in the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2011, filed with the Securities and Exchange Commission on November 10, 2011.

Mangrove Partners, in its capacity as investment manager of Mangrove Fund, has shared voting and dispositive power with respect to 2,095,017 shares of Common Stock (of which 357,100 shares represent shares of Common Stock which may be acquired upon the exercise of options), representing approximately 7.85% of the 26,689,725 shares of Common Stock outstanding as of November 9, 2011, as reported in the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2011, filed with the Securities and Exchange Commission on November 10, 2011.

Mangrove Capital, in its capacity as general partner of Mangrove Fund, has shared voting and dispositive power with respect to 2,095,017 shares of Common Stock (of which 357,100 shares represent shares of Common Stock which may be acquired upon the exercise of options), representing approximately 7.85% of the 26,689,725 shares of Common Stock outstanding as of November 9, 2011, as reported in the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2011, filed with the Securities and Exchange Commission on November 10, 2011.

SCHEDULE 13D
CUSIP No. 15117n305	Page 7 of 9 Pages

Mr. August, in his capacity as the Director of Mangrove Partners and Director of Mangrove Capital has shared voting and dispositive power with respect to 2,095,017 shares of Common Stock (of which 357,100 shares represent shares of Common Stock which may be acquired upon the exercise of options), representing approximately 7.85% of the 26,689,725 shares of Common Stock outstanding as of November 9, 2011, as reported in the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2011, filed with the Securities and Exchange Commission on November 10, 2011.

(c) The trade dates, number of shares of Common Stock and Common Stock equivalents purchased or sold and the price per share of Common Stock (including commissions) and where and how the transactions were effected for all transactions in the Common Stock and Common Stock equivalents by the Reporting Persons in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference.

(d)  Except as set forth in this Amendment No. 2, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Amendment No. 2.

(e)  Not applicable.

SCHEDULE 13D
CUSIP No. 15117n305	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct:

December 2, 2011

THE MANGROVE PARTNERS FUND, L.P.
By:	MANGROVE CAPITAL
as General Partner

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

/s/ Nathaniel August
Name: Nathaniel August

SCHEDULE 13D/A
Amendment #2
CUSIP No. 15117n305	Page 9 of 9 Pages

SCHEDULE A

Transactions Effected in Last 60 Days

Transactions by Mangrove Fund:

Trade Date	Type of Security	Type of Transaction	Number of Shares or Options Purchased (P) or Sold (S)		Purchase Price ($)	Common Stock Equivalents	Strike Price ($)
10/3/11	Common Stock	Open Market Purchase	71,960	P	2.37
10/3/11	Option	Open Market Purchase	380	P	0.20	38,000	5.00
10/13/11	Option	Open Market Purchase	96	P	0.32	9600	5.50
10/13/11	Option	Open Market Purchase	1,185	P	0.21	118,500	5.00
10/13/11	Option	Open Market Purchase	590	S	0.08	-59,000	7.50
10/13/11	Option	Open Market Purchase	96	S	0.17	-9,600	7.50
10/14/11	Option	Open Market Purchase	651	S	0.04	-65,100	7.50
10/14/11	Option	Open Market Purchase	154	P	0.43	15,400	4.50
10/14/11	Option	Open Market Purchase	651	P	0.28	65,100	4.00
10/14/11	Option	Open Market Purchase	154	S	0.13	-15,400	7.50
10/17/11	Option	Open Market Purchase	262	P	0.39	26,200	5.00
10/17/11	Option	Open Market Purchase	262	S	0.14	-26,200	7.50
10/20/11	Option	Open Market Purchase	152	P	0.20	15,200	5.00
10/20/11	Option	Open Market Purchase	152	S	0.05	-15,200	7.50
10/24/11	Option	Open Market Purchase	1,000	P	0.24	100,000	5.00
10/24/11	Option	Open Market Purchase	55	P	0.05	5,500	7.50
10/24/11	Option	Open Market Purchase	1,000	S	0.05	-100,000	7.50
10/26/11	Option	Open Market Purchase	1,000	P	0.37	100,000	5.50
10/26/11	Option	Open Market Purchase	10	P	0.40	1,000	5.00
10/26/11	Option	Open Market Purchase	1,010	S	0.17	-101,000	7.50
10/28/11	Option	Open Market Purchase	1,567	P	0.35	156,700	5.00
11/2/11	Option	Open Market Purchase	2,094	P	0.15	209,400	7.50
11/7/11	Common Stock	Open Market Purchase	119,769	S	3.68
11/8/11	Common Stock	Open Market Purchase	46,715	S	3.67
11/11/11	Option	Open Market Purchase	482	P	0.34	48,200	5.00
11/11/11	Option	Open Market Purchase	482	S	0.03	-48,200	5.00
11/18/11	Option	Open Market Purchase	1,000	P	0.20	100,000	7.50
12/1/11	Common Stock	Open Market Purchase	11,000	P	2.24